August 27, 2015

Securities and Exchange Commission
Mail Stop: 3561
100 F Street, NE
Washington, D.C. 20549

Attention:	Larry Spirgel

	Re:	HashingSpace Corporation
Comment Letter Regarding Form 8-K
Filed July 10, 2015
Commission File No. 333-190726

Dear Mr. Spirgel:

We hereby submit the instant correspondence in connection with the comment letter dated August 5, 2015 (the "Staff Letter") of the Securities and Exchange Commission (the "Commission"). In the Staff Letter, HashingSpace Corporation was initially given ten (10) business days within which to respond to the Commission's comments.  Pursuant to your discussion with counsel, this letter is to request additional time to respond to the Commission's comments.  Additional time is required because one of the Commission's comments is for the Registrant to file the audited financial statements of its subsidiary for the fiscal year ended May 31, 2015, which completion requires additional time.

Thank you for considering this request.

Please feel free to contact the undersigned, with any questions regarding the foregoing.

Very truly yours,

Timothy M. Roberts

CC:            Peter Campitiello, Esq.